Contact

www.linkedin.com/in/
pamelashaddock (LinkedIn)
pamelashaddock.com (Personal)
www.naturalhaircarenews.com/
(Blog)
coilstolocs.com (Company)

Top Skills

Acting

Entertainment

Theatre

Honors-Awards

The 21 Startups to Watch in Boston
2021

2021 Small Business of the Year

2X Poise Grant Award Winner

Livestrong Solutions Grant Winner

Halcyon Incubator Fellow

Pamela Shaddock

Co-Founder & COO, Coils to Locs | Actress | Halcyon Alum | Invest:
Coilstolocs.com/Wefunder
Quincy, Massachusetts, United States

Summary

I am co-founder and COO of Coils to Locs. Coils to Locs provides
coily, curly, ethnically inspired wigs in the cancer care and medical
hair loss space where highly textured hair wigs never existed before.
We are a for-profit, social impact, early stage start-up addressing
a healthcare disparity facing women of color touched by medical
related hair loss.

I am a SAG/AFTRA professional actress with 20+ years performing
in major film, TV and stage productions.

In the non-profit sector I served, for 8 years, as the Administrative
Coordinator for the Los Angeles Ronald McDonald House, a "home
away from home" for families to be near their critically ill children.

I've assisted in conflict resolution using role-play in corporate
environments for the Threshold Organization.

I cofounded the blog Natural Hair Care News. Natural Haircare News
addresses the socio/political aspects of wearing ones natural (Afro
textured) hair.

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Experience

Coils to Locs
Co-Founder
October 2019 - Present (3 years 4 months)
Boston, Massachusetts, United States

Coils to Locs is a direct to hospital distributor of high quality coily, curly hair
prosthesis (wigs) for Black women or any woman with highly textured hair.
Coils to Locs is at the forefront of addressing an unrecognized health care
disparity which impacts Black women experiencing chemotherapy related
hair loss: the lack of coily, curly wigs that are available at cancer centers

and medical hair loss salons in the U.S. that can be purchased with health insurance reimbursement.

Halcyon
Halcyon Fellow
February 2022 - Present (1 year)
Washington, District of Columbia, United States

Coils to Locs: Halcyon Incubator Cohort 16

Independent Entertainment Professional
Actor
August 1998 - Present (24 years 6 months)
Los Angeles

Extensive performing credits in Film, TV and Theatre, acting directly with such notables as Viola Davis, Sally Field, Glenn Close and Sir Ben Kingsley.

Ronald McDonald House Charities of Southern California
Administrative Coordinator
October 2013 - August 2021 (7 years 11 months)

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Education

Adelphi University
BFA, Theatre Arts

Emerson College
Drama and Dramatics/Theatre Arts, General